




MM
KARTON AG

Profit for the period slightly above previous year

Perceptible increase in profit for the 3rd quarter

Seasonally weaker 4th quarter expected, as usual

No demand recovery in sight

Report for the first three quarters of 2009

Mayr-Melnhof Group Key Indicators

(according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(consolidated, in millions of EUR)	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008	+/-
Sales	1,186.5	1,338.8	-11.4 %
EBITDA	172.4	173.7	-0.7 %
EBITDA margin (%)	14.5 %	13.0 %	
Operating profit	110.1	110.9	-0.7 %
Operating margin (%)	9.3 %	8.3 %	
Profit before tax	110.2	113.7	-3.1 %
Income tax expense	(29.9)	(35.3)	
Profit for the period	80.3	78.4	+2.4 %
Net profit margin (%)	6.8 %	5.9 %	
Basic and diluted earnings per share (in EUR)	3.69	3.53	
Cash earnings	142.5	141.5	+0.7 %
Cash earnings margin (%)	12.0 %	10.6 %	
Capital expenditures	41.7	70.3	-40.7 %
Depreciation and amortization	63.9	64.1	-0.3 %

	Balance sheet date	
	Sep. 30, 2009	Dec. 31, 2008
Total equity (in millions of EUR)	950.9	913.7
Total assets (in millions of EUR)	1,456.9	1,425.9
Total equity to total assets (%)	65.3 %	64.1 %
Net liquidity (in millions of EUR)	241.8	189.4
Enterprise value (in millions of EUR)	1,493.2	1,100.3
Employees	8,052	8,240

Group Report

Dear Shareholders,

Your Company overall held its ground very successfully in the first three quarters of 2009. Due to increased market shares and noticeably decreasing fixed and variable costs, results could be kept at last year's level, in spite of declining and more volatile demand with a highly heterogeneous regional pattern.

As a result of lower volume sold, the Group's sales decreased by 11.4 %. However, at EUR 110.1 million, the operating profit almost reached last year's level. Thus, at Group level, the operating margin increased considerably in the first nine months of the year 2009 to 9.3 % (1-3Q 2008: 8.3 %). Due to lower income tax expense, the profit for the period rose by 2.4 % to EUR 80.3 million.

Resulting from the increase in non-European orders, the cartonboard division's current order backlog levels at approximately two weeks and thus slightly higher compared with the previous quarters. However, the market situation in Europe remains very tense. Indications from MM Packaging's customers show a highly volatile tendency.

A further slowdown in the Group's European sales cannot be ruled out. In addition to an already massive and perceptible price consciousness, consumers are likely to reduce their consumption volume significantly as unemployment figures are on the rise.

Our prime focus is on maintaining the core and position of your Company sound and profitable and to cautiously initiate new growth steps.

Income statement

Consolidated sales of the Group amounted to EUR 1,186.5 million, which is 11.4 % down on the previous year (1-3Q 2008: EUR 1,338.8 million), mostly resulting from reduced sales volume.

CONSOLIDATED SALES BY DESTINATION (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter	
(in %)	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008
Western Europe	70.3 %	67.4 %
Eastern Europe	22.3 %	24.4 %
Asia	2.9 %	3.9 %
Other	4.5 %	4.3 %
Total	**100.0 %**	**100.0 %**

Due to decreased input costs, however, the operating profit of EUR 110.1 million almost reached last year's level and hence the Group's operating margin increased significantly from 8.3 % to 9.3 %.

As a consequence of lower interest received on the Group's liquidity, the balance of interest was significantly reduced in spite of very attractive interest rates on financial liabilities. Financial income amounted to EUR 6.8 million (1-3Q 2008: EUR 10.7 million) compared to financial expenses of EUR -3.9 million (1-3Q 2008: EUR -5.6 million).

Profit before tax came in at EUR 110.2 million compared with EUR 113.7 million in the first three quarters of the previous year. Income tax expense decreased from EUR 35.3 million to EUR 29.9 million, with last year's higher level resulting mainly from taxation of non-recurrent income from the disposal of businesses. The effective Group tax rate decreased to 27.1 % (1-3Q 2008: 31.0 %).

Thus, the profit for the period increased by 2.4 % to EUR 80.3 million (1-3Q 2008: EUR 78.4 million). With a basic weighted average of 21,255,708 shares outstanding, the earnings per share amounted to EUR 3.69 (1-3Q 2008: EUR 3.53).

Assets, capital and liquid funds

The increase in the Group's total equity by EUR 37.2 million to EUR 950.9 million as of September 30, 2009 (December 31, 2008: EUR 913.7 million) basically derives from the profit for the period reduced by the dividend for the financial year 2008. Thus total equity to total assets was at 65.3 % (December 31, 2008: 64.1 %).

Interest-bearing financial liabilities were reduced by EUR 26.8 million to EUR 130.2 million (December 31, 2008: EUR 157.0 million) through net redemptions. The total funds available to the Group, which are mainly invested in fixed-term deposits, amounted to EUR 372.0 million as of September 30, 2009 (December 31, 2008: EUR 346.4 million). Therefore, the Group records a net liquidity of EUR 241.8 million (December 31, 2008: EUR 189.4 million). At EUR 614.5 million, non-current assets were below the reference value (December 31, 2008: EUR 641.8 million) due to reduced investment activity. Along with a rise in business volume, the current assets increased to EUR 842.4 million, compared with EUR 784.1 million for the period ended December 31, 2008.

Cash flow development

Cash flow from operating activities amounted to EUR 129.6 million, exceeding the previous year's level by EUR 9.4 million (1-3Q 2008: EUR 120.2 million). This increase was mainly attributable to further improvement in working capital.

Payments for the acquisition of tangible and intangible assets totaled EUR 41.7 million, versus EUR 70.3 million. The focus of the investment activities was on machinery upgrades at MM Packaging and optimization of cost efficiency. Cash flow from investing activities amounted to EUR 116.5 million after EUR -152.3 million in the previous year. This change is mainly attributable to the purchase of securities in the previous year, which were redeemed in the third quarter of the current year.

Cash flow from financing activities decreased from EUR -127.7 million to EUR -66.7 million. Main reasons are lower net redemptions of interest-bearing financial liabilities and reduced payments for acquisition of own shares.

Development in the third quarter

In the third quarter, the Group achieved the highest quarterly sales and results so far this year.

Due to a further expansion in non-European business, the average capacity utilization of MM Karton was increased to approximately 90 % in the third quarter (2Q 2009: 88 %; 3Q 2008: 86 %). However, the operating margin decreased from 7.8 % to 7.1 % (3Q 2008: 2.0 %) compared with the second quarter, which is mainly attributable to increased expenses on maintenance and fibers.

MM Packaging improved the operating margin significantly to 10.5 % (2Q 2009: 8.8 %; 3Q 2008: 10.1 %) chiefly due to enhanced capacity utilization.

The Group attained an operating profit of EUR 39.9 million versus EUR 34.5 million in the second quarter (3Q 2008: EUR 30.6 million), resulting in an increase in the operating margin to 9.6 % (2Q 2009: 9.0 %; 3Q 2008: 6.9 %).

At EUR 28.4 million, the profit for the period also exceeded the level of the previous quarter significantly (2Q 2009: EUR 25.4 million; 3Q 2008: EUR 23.0 million).

Outlook

A demand recovery is currently not in sight – neither in the cartonboard nor in the folding carton business. On the contrary, as unemployment figures continue to rise in Europe, a decline in private consumption is to be expected. Against this backdrop, the demand will continue to be subject to short-term planning among customers, high volatility and ongoing price pressure. Thus, a results forecast for the entire year is not yet possible. We expect a noticeable seasonal decrease in incoming orders, particularly for the second half of December. Therefore, selective market-related temporary downtime will remain unavoidable.

With ongoing and/or increasing underutilization of capacity and potential price inflation for raw materials and energy, pressure on margins cannot be ruled out.

The measures to increase efficiency and quality in production and sales taken by the Group so far have proved successful and will be pursued. Investment activities will be continued focusing on fast pay-back projects.

Our goal is to maintain the sound performance of the Group despite the foreseeable challenge of a difficult environment and to generate sustained high cash earnings. Further growth steps are in preparation and will be implemented when the risks are manageable.

Divisions

MM KARTON

Simultaneously with the overall economic downturn, the demand for cartonboard also recorded a clearly downward trend and a highly volatile development in the first three quarters of 2009. Against this backdrop, MM Karton has focused on best possible stabilization of cartonboard prices and market shares.

Due to the slack demand on the European core markets, sales outside Europe were increased step by step. This led to a sustained improvement of cartonboard machine utilization throughout the year. At 47,000 tons, the average order backlog in the first three quarters was just slightly below the previous year's level (1-3Q 2008: 54,000 tons).

A total of 1,104,000 tons (1-3Q 2008: 1,228,000 tons) of cartonboard were produced in the period under review, with capacity utilization amounting to approximately 86 % (1-3Q 2008: 93 %).

Totaling 1,090,000 tons, cartonboard sales were down 12.1 % on last year's figures (1-3Q 2008: 1,240,000 tons). Approximately 78 % of the volume was sold in Europe and 22 % on non-European markets (1-3Q 2008: 80 %; 20 %).

Against the background of the overall economic slowdown, the raw material markets, particularly also recovered paper, experienced a perceptibly deflationary trend in the first months of the year, which was followed by a noticeable upbeat in prices, particularly for fibers, starting about the middle of the year.

Sales declined by 17.7 % to EUR 565.6 million (1-3Q 2008: EUR 687.2 million) resulting from lower volumes and prices. However, due to a noticeable reduction in costs, the operating profit was driven up by 15.2 %, increasing the operating margin from 5.1 % to 7.1 %.

DIVISIONAL INDICATORS MM KARTON (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008	+/-
Sales[1]	565.6	687.2	-17.7 %
Operating profit	40.1	34.8	+15.2 %
Operating margin (%)	7.1 %	5.1 %	
Tonnage sold (in thousands of tons)	1,090	1,240	-12.1 %
Tonnage produced (in thousands of tons)	1,104	1,228	-10.1 %

[1] including interdivisional sales

MM PACKAGING

The European market for folding cartons showed an overall heterogeneous picture throughout the first three quarters of 2009. Although customers have not yet markedly started saving by purchasing fewer daily consumer goods, we have clearly seen a change from high-grade consumer goods towards simpler and cheaper products.

Depending on the particular sales areas and on the individual regions and customers, MM Packaging recorded high demand in some areas but also experienced temporary underutilization of capacity in some plants.

As raw material prices decreased and the competitors defended their market shares vehemently, the pressure on sales prices has increased strongly. Moreover, customers continue trimming their inventories and planning very short term, which led to a significant rise in volatility in the ongoing business.

Through selective measures to increase productivity and quality and maximum flexibility as well as keeping in close contact with our customers, MM Packaging was successful in securing and expanding its market shares even in an accelerating competitive environment.

Although the procurement behavior of some key customers was characterized by clearly higher volatility, approximately 471,000 tons of cartonboard were converted in the first nine months of the year. This is a decrease of 6.7 % compared with the previous year.

Sales declined by 5.8 % to EUR 711.2 million, mainly due to lower volumes sold. As the utilization of capacities decreased compared with last year, the operating profit was down 8.0 % to EUR 70.0 million versus last year (1-3Q 2008: EUR 76.1 million). Thus, the operating margin stood at 9.8 % (1-3Q 2008: 10.1 %).

DIVISIONAL INDICATORS MM PACKAGING (according to IFRS for interim financial reporting, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008	+/-
Sales[1]	711.2	755.3	-5.8 %
Operating profit	70.0	76.1	-8.0 %
Operating margin (%)	9.8 %	10.1 %	
Tonnage processed (in thousands of tons)	471	505	-6.7 %

[1] including interdivisional sales

Expansion Iran

With the construction of a new folding carton plant in Tehran, the expansion of MM Packaging in the Middle East region goes ahead according to strategy. In an initial step, cigarette packaging will be produced for the local market.

Consolidated Balance Sheets

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	End of 3rd Quarter Sep. 30, 2009	Year-end Dec. 31, 2008
ASSETS			
Property, plant and equipment	2	536,193.7	562,919.0
Investment property		1,643.2	1,758.9
Intangible assets including goodwill	2	58,743.3	59,328.9
Available-for-sale financial assets		3,281.9	2,585.6
Other financial assets		5,265.6	5,451.3
Deferred income taxes		9,380.9	9,749.1
Non-current assets		**614,508.6**	**641,792.8**
Inventories		206,712.2	213,512.4
Trade receivables		228,831.6	181,055.4
Income tax receivables		12,644.5	13,121.3
Prepaid expenses and other current assets		25,429.2	32,605.4
Available-for-sale financial assets		0.0	154,046.2
Cash and cash equivalents		368,765.4	189,786.4
Current assets		**842,382.9**	**784,127.1**
TOTAL ASSETS		**1,456,891.5**	**1,425,919.9**
EQUITY AND LIABILITIES			
Share capital		88,000.0	88,000.0
Additional paid-in capital		168,453.4	168,453.4
Treasury shares	4	(43,751.7)	(43,508.7)
Retained earnings		750,497.3	708,225.2
Other reserves		(33,222.1)	(29,325.6)
Equity attributable to shareholders of the Company		**929,976.9**	**891,844.3**
Minority interests		20,941.6	21,806.4
Total equity		**950,918.5**	**913,650.7**
Interest-bearing financial liabilities	5	56,876.7	71,761.2
Provisions for other non-current liabilities and charges		75,707.0	76,482.9
Deferred income taxes		33,200.7	35,499.0
Non-current liabilities		**165,784.4**	**183,743.1**
Interest-bearing financial liabilities	5	73,273.7	85,274.1
Liabilities and provisions for income taxes		9,115.6	15,268.6
Trade liabilities		121,163.9	113,138.8
Deferred income and other current liabilities		38,572.4	43,049.3
Provisions for other current liabilities and charges		98,063.0	71,795.3
Current liabilities		**340,188.6**	**328,526.1**
Total liabilities		**505,973.0**	**512,269.2**
TOTAL EQUITY AND LIABILITIES		**1,456,891.5**	**1,425,919.9**

Consolidated Income Statements

(according to IFRS for interim financial reporting, unaudited)

	3rd Quarter		1st - 3rd Quarter	
(all amounts in thousands of EUR, except per share data)	**Jul. 1 - Sep. 30, 2009**	Jul. 1 - Sep. 30, 2008	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008
Sales	417,059.5	443,809.0	1,186,455.4	1,338,753.5
Cost of sales	(325,635.0)	(354,928.7)	(924,097.9)	(1,052,542.5)
Gross margin	**91,424.5**	**88,880.3**	**262,357.5**	**286,211.0**
Other operating income	3,536.0	3,023.7	10,925.7	8,916.3
Selling and distribution expenses	(37,180.2)	(42,426.3)	(108,747.3)	(127,407.8)
Administrative expenses	(17,841.6)	(18,701.2)	(54,275.7)	(56,165.9)
Other operating expenses	(17.5)	(189.8)	(138.3)	(641.6)
Operating profit	**39,921.2**	**30,586.7**	**110,121.9**	**110,912.0**
Gain from disposal of businesses	0.0	0.0	0.0	19,992.1
Result from wound up-activities	0.0	0.0	0.0	(22,578.8)
Financial income	1,047.7	3,354.3	6,767.8	10,718.8
Financial expenses	(1,102.8)	(1,513.6)	(3,863.1)	(5,599.2)
Other income (expenses) – net	(431.8)	(65.4)	(2,863.6)	229.4
Profit before tax	**39,434.3**	**32,362.0**	**110,163.0**	**113,674.3**
Income tax expense	(10,999.2)	(9,343.8)	(29,874.4)	(35,279.9)
Profit for the period	**28,435.1**	**23,018.2**	**80,288.6**	**78,394.4**
Attributable to:				
Shareholders of the Company	27,491.1	22,402.7	78,410.6	76,735.8
Minority interests	944.0	615.5	1,878.0	1,658.6
Profit for the period	**28,435.1**	**23,018.2**	**80,288.6**	**78,394.4**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted earnings per share (in EUR)	1.29	1.04	3.69	3.53

Consolidated Comprehensive Income Statements

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	3rd Quarter Jul. 1 - Sep. 30, 2009	 Jul. 1 - Sep. 30, 2008	1st - 3rd Quarter Jan. 1 - Sep. 30, 2009	 Jan. 1 - Sep. 30, 2008
Profit for the period	**28,435.1**	**23,018.2**	**80,288.6**	**78,394.4**
Profit (loss) directly recognized in equity:				
Valuation of available-for-sale financial assets	125.7	553.6	(797.7)	237.5
Foreign currency translations	(3,133.7)	5,014.4	(5,079.0)	(887.9)
Total profit (loss) directly recognized in equity (net):	**(3,008.0)**	**5,568.0**	**(5,876.7)**	**(650.4)**
Total profit for the period	**25,427.1**	**28,586.2**	**74,411.9**	**77,744.0**
Attributable to:				
Shareholders of the Company	24,818.6	27,267.8	74,514.1	76,127.1
Minority interests	608.5	1,318.4	(102.2)	1,616.9
Total profit for the period	**25,427.1**	**28,586.2**	**74,411.9**	**77,744.0**

Consolidated Statements of Changes in Equity

(condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 3rd Quarter							
		Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves[1]	**Total**	Minority interests	**Total equity**
Balance at January 1, 2009		**88,000.0**	**168,453.4**	**(43,508.7)**	**708,225.2**	**(29,325.6)**	**891,844.3**	**21,806.4**	**913,650.7**
Total profit for the period					78,410.6	(3,896.5)	**74,514.1**	(102.2)	**74,411.9**
Dividends paid	4				(36,133.0)		**(36,133.0)**	(970.8)	**(37,103.8)**
Capital contribution by minority shareholders					(5.5)		**(5.5)**	208.2	**202.7**
Purchase of treasury shares at cost	4			(243.0)			**(243.0)**		**(243.0)**
Balance at September 30, 2009		**88,000.0**	**168,453.4**	**(43,751.7)**	**750,497.3**	**(33,222.1)**	**929,976.9**	**20,941.6**	**950,918.5**
Balance at January 1, 2008		**88,000.0**	**168,453.4**	**(100.1)**	**650,462.3**	**(185.3)**	**906,630.3**	**27,265.8**	**933,896.1**
Total profit for the period					76,735.8	(608.7)	**76,127.1**	1,616.9	**77,744.0**
Dividends paid					(36,982.2)		**(36,982.2)**	(1,181.0)	**(38,163.2)**
Business combinations and dispositions							**0.0**	(2,610.9)	**(2,610.9)**
Purchase of treasury shares at cost				(33,446.2)			**(33,446.2)**		**(33,446.2)**
Balance at September 30, 2008		**88,000.0**	**168,453.4**	**(33,546.3)**	**690,215.9**	**(794.0)**	**912,329.0**	**25,090.8**	**937,419.8**

[1] Other reserves comprise the profit (loss) directly recognized in equity from the valuation of available-for-sale financial assets and foreign currency translations.

Consolidated Cash Flow Statements

(condensed version according to IFRS for interim financial reporting, unaudited)

		1st - 3rd Quarter	
(all amounts in thousands of EUR)	Notes	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008
Cash flow from operating activities	6	129,644.3	120,247.3
Cash flow from investing activities		116,451.6	(152,275.3)
Cash flow from financing activities		(66,661.6)	(127,655.8)
Effect of exchange rate changes on cash and cash equivalents		(455.3)	(28.6)
Net change in cash and cash equivalents		**178,979.0**	**(159,712.4)**
Cash and cash equivalents at the beginning of the period		189,786.4	350,494.1
Cash and cash equivalents at the end of the period		**368,765.4**	**190,781.7**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:			
Current and non-current available-for-sale financial assets		3,281.9	116,595.7
Total funds available to the Group		**372,047.3**	**307,377.4**

Notes to the Consolidated Quarterly Financial Statements

(1) General

These condensed consolidated quarterly financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with IFRS for interim financial reporting as adopted by the European Union and were neither voluntarily audited nor reviewed by an auditor.

The present condensed consolidated quarterly financial statements have been prepared using the same accounting principles as for the consolidated financial statements as of December 31, 2008. The amendments to existing standards and newly issued interpretations as published in the Official Journal of the European Union and effective since January 1, 2009 have not shown significant impact on the Group's financial statements and financial position.

(2) Development of fixed assets

The Group spent a total of thous. EUR 41,658.7 (1-3Q 2008: thous. EUR 70,293.0) on acquiring property, plant and equipment and intangible assets in the first three quarters of 2009.

Net book values of "Property, plant and equipment" and "Intangible assets including goodwill" are composed as follows:

	End of 3rd Quarter	Year-end
(all amounts in thousands of EUR)	**Sep. 30, 2009**	Dec. 31, 2008
Lands, similar land rights and buildings	220,441.1	218,341.4
Technical equipment and machines	262,635.6	275,656.8
Other equipment, fixtures and fittings	30,785.3	32,526.1
Payments on account and construction in progress	22,331.7	36,394.7
Property, plant and equipment	**536,193.7**	**562,919.0**

	End of 3rd Quarter	Year-end
(all amounts in thousands of EUR)	**Sep. 30, 2009**	Dec. 31, 2008
Concessions, licenses and similar rights, and payments on account	3,047.2	2,880.1
Goodwill	52,783.0	52,873.9
Other intangible assets	2,913.1	3,574.9
Intangible assets including goodwill	**58,743.3**	**59,328.9**

Depreciation and amortization on "Property, plant and equipment", "Intangible assets including goodwill" and "Investment property" amounted to thous. EUR 63,931.0 (1-3Q 2008: thous. EUR 64,144.7).

(3) Purchase commitments

On September 30, 2009 purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to thous. EUR 16,922.1 (December 31, 2008: thous. EUR 16,556.4).

(4) Equity

SHARE REPURCHASE PROGRAM

The 14th Ordinary Shareholders' Meeting held on May 7, 2008 authorized the Management Board to repurchase treasury shares on or outside the stock exchange up to and including November 7, 2010. The share repurchase program limits the maximum repurchase volume to 10 % of the capital stock of Mayr-Melnhof Karton AG. In the first three quarters of 2009, the Group has repurchased 4,892 own shares for thous. EUR 243.0. Therefore, on September 30, 2009 the Group held 745,260 own shares which is equivalent to 3.39 % of the capital stock. All transactions are published on the Internet at www.mayr-melnhof.com.

DIVIDEND

A dividend of EUR 1.70 per voting share was resolved for the year 2008 (2007: EUR 1.70) and was due on May 13, 2009. By September 30, 2009 the Group distributed to the shareholders a total of thous. EUR 36,133.0 (September 30, 2008: thous. EUR 36,982.2).

(5) Financial liabilities

Financial liabilities of the Group are as follows:

	End of 3rd Quarter	Year-end
(all amounts in thousands of EUR)	**Sep. 30, 2009**	Dec. 31, 2008
Non-current interest-bearing financial liabilities	56,876.7	71,761.2
Current interest-bearing financial liabilities	73,273.7	85,274.1
Interest-bearing financial liabilities	**130,150.4**	**157,035.3**

(6) Cash flow from operating activities

The cash flow from operating activities and income taxes paid are as follows:

	1st - 3rd Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - Sep. 30, 2009**	Jan. 1 - Sep. 30, 2008
Cash flow provided by operating activities excluding interest and taxes paid	167,009.7	155,708.8
Income taxes paid	(37,365.4)	(35,461.5)
Cash flow from operating activities	**129,644.3**	**120,247.3**

(7) Disclosure on transactions with related parties

In the first three quarters of 2009 and 2008 no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. Sales, receivables and payables are not of material significance.

(8) Segment reporting information

The Group's operating segments can be illustrated as follows:

	1st - 3rd Quarter 2009			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	476,425.8	710,029.6	0.0	1,186,455.4
Intersegment sales	89,212.5	1,140.3	(90,352.8)	0.0
Total sales	**565,638.3**	**711,169.9**	**(90,352.8)**	**1,186,455.4**
Operating profit	40,097.7	70,024.2	0.0	110,121.9

	1st - 3rd Quarter 2008			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	585,588.5	753,165.0	0.0	1,338,753.5
Intersegment sales	101,573.6	2,084.0	(103,657.6)	0.0
Total sales	**687,162.1**	**755,249.0**	**(103,657.6)**	**1,338,753.5**
Operating profit	34,806.3	76,105.7	0.0	110,912.0

(9) Subsequent events

No events that require disclosure took place between the balance sheet date September 30, 2009 and the publication approval on November 11, 2009.

Quarterly Overview

(according to IFRS for interim financial reporting, unaudited)

Mayr-Melnhof Group

(consolidated, in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	**1st Quarter 2009**	**2nd Quarter 2009**	**3rd Quarter 2009**
Sales	452.9	442.0	443.9	392.4	384.0	385.4	417.1
EBITDA	62.3	59.4	52.0	42.6	57.9	54.1	60.4
EBITDA margin (%)	13.8 %	13.4 %	11.7 %	10.9 %	15.1 %	14.0 %	14.5 %
Operating profit	44.4	35.9	30.6	26.0	35.7	34.5	39.9
Operating margin (%)	9.8 %	8.1 %	6.9 %	6.6 %	9.3 %	9.0 %	9.6 %
Profit before tax	42.4	38.9	32.4	24.3	36.2	34.5	39.5
Income tax expense	(15.1)	(10.8)	(9.4)	(5.8)	(9.7)	(9.1)	(11.1)
Profit for the period	27.3	28.1	23.0	18.5	26.5	25.4	28.4
Net profit margin (%)	6.0 %	6.4 %	5.2 %	4.7 %	6.9 %	6.6 %	6.8 %
Earnings per share (basic and diluted in EUR)	1.23	1.26	1.04	0.85	1.23	1.17	1.29

Divisions

MM KARTON

(in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	**1st Quarter 2009**	**2nd Quarter 2009**	**3rd Quarter 2009**
Sales[1]	240.0	230.3	216.9	189.5	182.7	185.2	197.7
Operating profit	18.4	12.1	4.3	4.3	11.6	14.5	14.0
Operating margin (%)	7.7 %	5.3 %	2.0 %	2.3 %	6.3 %	7.8 %	7.1 %
Tonnage sold (in thousands of tons)	427	421	392	307	334	365	391
Tonnage produced (in thousands of tons)	430	427	371	299	340	377	387

[1] including interdivisional sales

MM PACKAGING

(in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	**1st Quarter 2009**	**2nd Quarter 2009**	**3rd Quarter 2009**
Sales[1]	248.7	247.2	259.4	234.7	236.0	227.5	247.7
Operating profit	26.0	23.8	26.3	21.7	24.1	20.0	25.9
Operating margin (%)	10.5 %	9.6 %	10.1 %	9.2 %	10.2 %	8.8 %	10.5 %
Tonnage processed (in thousands of tons)	165	171	169	147	163	147	161

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

Mayr-Melnhof Shares

RELATIVE PERFORMANCE OF MM SHARES 2009 (December 30, 2008 = 100)


MM
ATX
180
160
140
120
100
80
60
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.

Share price (closing price)	
as of Nov. 9, 2009	65.49
2009 High	73.60
2009 Low	48.10
Stock performance (Year-end 2008 until Nov. 9, 2009)	+29.10 %
Number of shares issued	22 million
Market capitalization as of Nov. 9, 2009 (in millions of EUR)	1,382.15
Trading volume (average per day 1-3Q 2009 in millions of EUR)	2.12

FINANCIAL CALENDAR 2010

March 17, 2010	Financial results for 2009
April 28, 2010	16th Ordinary Shareholders' Meeting - Vienna
May 4, 2010	Ex-dividend day
May 11, 2010	Dividend payment date
May 18, 2010	Results for the 1st quarter of 2010
August 17, 2010	Results for the 1st half-year of 2010
November 16, 2010	Results for the first three quarters of 2010

EDITORIAL INFORMATION
Editor (publisher): Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna

For further information, please contact:
Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com